EXHIBIT 4.1A
Waiver
I understand that a question has been raised by the Australian Stock Exchange Limited (“ASX”) with regard to clause 8.8 of my contract of employment (“Contract”) and compliance with ASX Listing Rule 10.18.
I have been advised that Listing Rule 10.18 requires Telstra to ensure that no officer of Telstra will be entitled to termination benefits (or any increase in them) if a change occurs in the shareholding or control of Telstra.
Clause 8.8 of my Contract effectively provides that if I terminate ray employment as a result of a “change of control” of Telstra, within 6 months of such change of control, I would be entitled to receive termination benefits which are equivalent to those that would have been payable had the Board elected to terminate my agreement without cause. In those circumstances, I would be entitled to receive a higher termination payment (calculated in accordance with clause 8.4) than I would otherwise have been entitled to had I chosen to terminate the contract without “Good Reason” (as defined in clause 8.4).
At Telstra’s request and in order to ensure that the terms of my Contract conform with ASX Listing Rule 10.18, I hereby waive (in accordance with clause 15 of the Contract) my rights under clause 8.8.
This waiver is provided strictly on the basis that I reserve all my other rights under the Contract including, in particular, my right to receive the full payments provided for under clause 8.4 in the event that I terminate my employment for Good Reason as defined in that clause.
Dated: 25 September 2005

Solomon Trujillo

Freehills Melbourne\004711574	Printed 23 September 2005 (11:58)	page 1